Exhibit VIII

NIB NORDIC INVESTMENT BANK

FINANCING THE FUTURE

Interim Management Statement January–April 2018 (Unaudited)

Interim Management Statement
January–April 2018
(Unaudited)

Nordic Investment Bank	Interim Management Statement January–April 2018

Table of Contents

Highlights	3

Key figures and ratios	3

President and CEO’s comments	4

Operating and financial review
Comprehensive income	5
Financial position	6

Financial statements

Statement of comprehensive income	10
Statement of financial position	11
Statement of changes in equity	12
Cash flow statement	13
Notes to the interim management statement	14
Note 1 - Net interest income	14
Note 2 - Net profit on financial operations	14
Note 3 - Adoption of IFRS 9—expected credit loss	14
Note 4 - Basis of preparation	16

Ratio definitions	16

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Nordic Investment Bank	Interim Management Statement January–April 2018

Highlights

In the first four months of the year, demand for long-term financing from member country corporate borrowers has been the main driver of disbursements. The Bank also had continued demand for long-term financing from the municipal sector and from financial intermediaries to support SMEs. The flow of deals in the Bank’s lending continued to be at a high level, with a total of EUR 1,104 million in new loans agreed and EUR 1,376 million in loans disbursed.

Key figures and ratios

(in EUR million unless otherwise specified)	Apr 2018*	Apr 2017*	Dec 2017
Net interest income	74	80	238
Profit before net loan losses	68	103	216
Net profit	68	110	211
Loans disbursed	1,376	781	3,147
Loans agreed	1,104	610	3,812
Mandate fulfilment **	83%	91%	97%
Loans outstanding	17,737	16,681	17,232
Total assets	30,109	28,824	29,953
New debt issues	3,952	2,543	5,943
Debts evidenced by certificates	23,598	22,926	24,000
Total equity	3,525	3,398	3,456
Equity/total assets ***	11.7%	11.8%	11.5%
Profit/average equity ***	5.8%	9.9%	6.2%
Cost/income ***	17.1%	14.2%	17.2%
Number of employees (average during the year)	195	192	193

*	Unaudited figures, to be read in conjunction with NIB’s 2017 audited financial statements.
**	See page 7 for mandate fulfilment explanation
***	See page 16 for ratio definitions

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Nordic Investment Bank	Interim Management Statement January–April 2018

Comments on NIB’s financial figures for January–April 2018

By providing long-term loans to its customers, NIB has a lasting impact on the productivity and environment of the Nordic and Baltic countries. Demand for long-term financing from NIB increased with loans disbursed totalling EUR 1,376 million (January–April 2017: EUR 781 million). Loans disbursed by the Bank add value and complement commercial bank lending to help ensure sustainable growth.

One main driver for the increase has been larger investment needs in the private sector. After a few years of subdued investments in the private sector, demand started to pick up last year, and that trend has continued into 2018. In the private sector, NIB has disbursed loans to finance large corporate investments in member countries in new production capacity and R&D. NIB has also disbursed loans to financial intermediates for on-lending to SMEs. The other main driver of increased demand is the need to update public infrastructure. Proceeds have been used to upgrade and replace public transportation and road infrastructure, water supply and wastewater treatment, and energy generation and distribution, as well as to upgrade and construct public buildings, such as schools and hospitals.

NIB reviews all projects it finances and scores them for productivity gains and environmental benefits in the Nordic–Baltic countries. Only projects that contribute sufficiently to sustainable development qualify for financing by NIB. About 83% of all projects financed this year have been assessed as having a significant positive impact on the productivity and/or environment of the region.

The profit for the period amounted to EUR 68 million, a decrease of EUR 42 million compared to last year (EUR 110 million). The main reason for the lower profit was lower unrealised valuation gains on financial operations. Unrealised gains on financial operations amounted to EUR 2 million in the first four months of this year compared to a gain of EUR 35 million in the corresponding period last year.

During the first four months, the Bank carried out 38 new funding transactions and raised EUR 4.0 billion (January–April 2017: EUR 2.5 billion). The Bank expects to fund between EUR 5.5 billion and EUR 6.5 billion for the full year.

Given the good loan pipeline, the flows of deals and new disbursements are expected to continue at the same pace for the rest of the year.

Henrik Normann

President & CEO

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Nordic Investment Bank	Interim Management Statement January–April 2018

Operating and financial review

January–April 2018 compared to January–April 2017

Comprehensive Income

Net Profit

The net profit for the period January–April 2018 totalled EUR 67.8 million, down from EUR 110.3 million in the same period last year. Total operating income decreased from EUR 120.2 million in 2017 to EUR 82.1 million. Total operating expenses decreased by EUR 3.0 million to EUR 14.0 million, resulting in profit before net loan losses decreasing to EUR 68.1 million (January–April 2017: EUR 103.2 million).

Net profit decreased by EUR 42.5 million compared to the same period in 2017, mainly due to a decrease in net interest income of EUR 5.8 million, a decrease in unrealised gains from financial operations of EUR 33.3 million, and reversals of loan loss provisions in 2017 resulting in a net gain of EUR 7.1 million.

Net interest income

Net interest income for the period amounted to EUR 74.5 million (January–April 2017: EUR 80.2 million). Despite the increased volume of loans outstanding compared to 2017, net interest income on lending activities decreased from EUR 50.5 million to EUR 49.7 million. Interest income on treasury activities also decreased, from EUR 29.7 million to EUR 24.8 million due to the low yield environment.

Net commission income and fees

Net fee and commission income for the period January–April 2018 was EUR 2.7 million, compared to EUR 0.7 million in 2017, mainly as a result of increased number of loans agreed and disbursed.

Net profit on financial operations

The net profit on financial operations for the period January–April 2018 totalled EUR 5.0 million, which was EUR 34.4 million lower than the same period in 2017. The result comprises realised profit of EUR 3.1 million and unrealised profit of EUR 1.9 million. The unrealised profit in 2017 was driven by positive valuation effects from spread tightening as well as hedge accounting valuations; however, as expected, these unrealised gains reversed due to market conditions and when the underlying transactions reached maturity.

Total operating expenses

Total operating expenses were EUR 3.0 million lower than in 2017. The Bank continues to focus on costs to ensure an efficient ratio of operating cost to income.

Net loan losses

The total provision for loan losses at period end amounted to EUR 141.7 million, which is similar to the position on 1 January 2018. The adoption of IFRS 9, discussed later in this report increased the provision by EUR 2.9 million. This provision also covers treasury assets held at amortised cost, the movement of which had an insignificant effect on net profit. There were no new individual assessed impairments during the period.

Tertial net profit EUR m	Tertial net Interest Income EUR m	Tertial net commission Income and fees EUR m

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Nordic Investment Bank	Interim Management Statement January–April 2018

Other comprehensive income

The Bank separates the foreign currency basis spread from financial instruments used in fair value hedging, and this separated amount is recorded in “Other comprehensive income” (OCI). The valuation of foreign currency basis spread will be zero upon maturity, and therefore, the amount recorded in OCI will not be reclassified in the income statement.

OCI related to cross currency basis spread amounted to EUR 4.1 million for the period (January–April 2017: EUR 12.4 million). The resulting total comprehensive income for the period amounted to EUR 72.0 million, compared to EUR 122.7 million in 2017.

Tertial net profit on financial operations EUR m	Tertial total operating expenses EUR m	Tertial net loan losses EUR m

*	The net loan loss gains for the periods ended 30 April 2017 and 31 August 2017 are mainly due to loan impairment reversals.

Financial position

(in EUR million)	Apr 2018*	Apr 2017*	Dec 2017
Cash and cash equivalents	4,439	3,686	4,736
Financial placements	6,694	6,538	6,620
Loans outstanding	17,737	16,681	17,232
Derivatives	929	1,636	1,028
Other assets	310	283	337

Total assets	30,109	28,824	29,953

Equity	3,525	3,398	3,456
Owed to credit institutions	396	1,007	580
Repurchase agreements	255	—	99
Debts evidenced by certificates	23,598	22,926	24,000
Derivatives	1,655	1,322	1,597
Other liabilities	679	171	221

Total liabilities and equity	30,109	28,824	29,953

*	Unaudited figures, to be read in conjunction with NIB’s 2017 audited financial statements.

Loans outstanding

Total loans outstanding amounted to EUR 17,737 million, which is EUR 1,056 million higher than on 30 April 2017. Demand for NIB’s long-term financing remains strong, and total loans disbursed in the period amounted to EUR 1,376 million, which is EUR 595 million more than for the same period in 2017.

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Nordic Investment Bank	Interim Management Statement January–April 2018

Development of loans outstanding during 2018

(in EUR million)

EUR m

*	Fair valuation of lending green bonds and hedge accounting.

Total loans outstanding, excluding exchange rate and valuation effects, increased from EUR 17,232 million to EUR 17,969 million. The book value amounted to EUR 17,737 million due to foreign exchange, valuation of lending green bonds and hedge accounting effects of EUR 201 million and EUR 31 million, respectively.

Lending highlights

(in EUR million, unless otherwise specified)	Apr 2018*	2017	2016	2015
Loans agreed according to business area:	1,104	3,812	4,363	2,830
- Energy and environment	63	562	1,534	710
- Infrastructure , transportation and telecom	260	1,620	1,198	823
- Industries and services	552	972	912	996
- Financial institutions and SMEs	229	658	720	301

Number of loan agreements	14	64	66	45

Loans disbursed, total	1,376	3,147	3,373	2,716

Repayments / prepayments	638	1,832	2,465	2,351

Loans outstanding and guarantees	17,737	17,232	16,640	15,627
- Member countries	16,472	15,867	14,831	13,347
- Non-member countries	1,404	1,504	1,948	2,396
- Impairment provision	-139	-139	-139	-116

*	Unaudited figures, to be read in conjunction with NIB’s 2017 audited financial statements.

Mission fulfilment

Projects financed by the Bank through loans are expected to contribute to the Bank’s mission of improving productivity and the environment in the Nordic–Baltic countries. Before approval is given in each individual case, all eligible projects are scrutinised and rated against the criteria developed based on the Bank’s mission. In the four-month period that ended on 30 April 2018, loans achieving a “good” or “excellent” mandate rating accounted for 83% of the total amount of loans agreed.

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Nordic Investment Bank	Interim Management Statement January–April 2018

Mandate rating for agreed loans

(Excluding lending green bond purchases)

Funding

The Bank expects to raise between EUR 5.5 billion and EUR 6.5 billion of new funding during 2018. The strategy for 2018 is to complete two or three benchmark transactions in US dollars and euros, complemented by other public and private issues to maintain a diversified portfolio of currencies and a global investor base. In addition, NIB’s aim is to continue issuing NIB Environmental Bonds.

During the period, NIB raised EUR 4.0 billion (January–April 2017: EUR 2.5 billion) in new funding through 38 new issues. The Bank’s first global benchmark of the year was issued on 23 January. The three-year, USD 1 billion issue pays a semi-annual coupon of 2.25%.

On 24 April, the Bank brought to the market its first environmental bond of the year, a new, 7.5-year, EUR 500 million transaction. The issue pays a coupon of 0.500%.

During the period, NIB issued a new GBP 500 million bond with maturity in 2023, a new five-year NZD 400 million bond, which was increased by NZD 375 million to total NZD 775 million and an AUD 50 million transaction with maturity in 2028.

In addition, a two-year USD 500 million transaction was issued. The Bank also increased an outstanding bond with maturity in 2023 by further NOK 1,750 million, taking the new total to NOK 3.0 billion. Various private placements in BRL, EUR, HKD, INR, MXN, NOK, SEK, TRY and USD were also issued.

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Nordic Investment Bank	Interim Management Statement January–April 2018

Debt development during 2018

in EUR millions

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Nordic Investment Bank	Interim Management Statement January–April 2018

Statement of comprehensive income

EUR 1,000	Jan-Apr 2018*	Jan-Apr 2017*	Jan-Dec 2017
Interest income	96,725	100,254	300,116
Interest expense	-22,256	-20,017	-61,793

Net interest income	74,469	80,237	238,323

Commission income and fees received	3,976	1,980	8,536
Commission expense and fees paid	-1,277	-1,269	-2,574

Net fee and commission income	2,698	711	5,963

Net profit/loss on financial operations	4,969	39,417	17,563
Foreign exchange gains and losses	-44	-126	-616

Total operating income	82,092	120,238	261,233

Expenses
General administrative expenses
Personnel expenses	-9,948	-11,454	-30,774
Other administrative expenses	-3,493	-4,959	-12,424
Depreciation	-602	-625	-1,675

Total operating expenses	-14,043	-17,037	-44,873

Profit before loan losses	68,050	103,200	216,359
Net loan losses	-231	7,103	-5,378

Net profit for the period	67,819	110,304	210,981

Other comprehensive income**
Items that will not be reclassified to income statement
Valuation of cross currency basis spread	4,134	12,388	25,167

Total other comprehensive income	4,134	12,388	25,167

Total comprehensive income	71,953	122,693	236,148

*	Unaudited figures, to be read in conjunction with NIB’s audited financial statements for 2017.

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Nordic Investment Bank	Interim Management Statement January–April 2018

Statement of financial position

EUR 1,000	30 Apr 2018*	30 Apr 2017*	31 Dec 2017
ASSETS
Cash and cash equivalents	4,439,035	3,686,416	4,736,109
Financial placements
Placements with credit institutions	9,021	8,771	8,771
Debt securities	6,668,437	6,511,382	6,594,935
Other	16,218	17,449	16,395

	6,693,676	6,537,602	6,620,101
Loans outstanding	17,736,858	16,680,661	17,231,623
Intangible assets	6,189	2,917	5,320
Tangible assets, property and equipment	30,106	27,234	30,286
Other assets
Derivatives	929,347	1,636,182	1,027,915
Other assets	35,306	18,651	29,399

	964,653	1,654,833	1,057,314
Accrued interest and fees receivable	238,345	234,339	272,045

TOTAL ASSETS	30,108,863	28,824,003	29,952,798

LIABILITIES AND EQUITY
Liabilities
Short-term amounts owed to credit institutions	381,739	992,617	562,823
Long-term amounts owed to credit institutions	14,427	14,882	17,327

	396,166	1,007,498	580,150
Repurchase agreements	254,651	—	99,490
Debts evidenced by certificates
Debt securities issued	23,534,503	22,846,736	23,934,066
Other debt	63,561	79,743	65,688

	23,598,064	22,926,479	23,999,754
Other liabilities
Derivatives	1,655,104	1,321,795	1,597,451
Other liabilities	500,558	11,786	10,190

	2,155,662	1,333,581	1,607,641
Accrued interest and fees payable	178,982	158,647	209,511

Total liabilities	26,583,525	25,426,205	26,496,545

Equity	3,525,338	3,397,797	3,456,253

TOTAL LIABILITIES AND EQUITY	30,108,863	28,824,003	29,952,798

*	Unaudited figures, to be read in conjunction with NIB’s audited financial statements for 2017.

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Nordic Investment Bank	Interim Management Statement January–April 2018

Statement of changes in equity

EUR 1,000	Paid-in capital	Statutory Reserve	General Credit Risk Fund	Special Credit Risk Fund PIL	Funds available for appropriation	Hedging Reserve	Total
Equity at 31 December 2016	418,602	686,325	1,540,651	445,919	211,810	-28,202	3,275,105

Profit for the period	—	—	—	—	110,304	—	110,304
Other comprehensive income	—	—	—	—	—	12,388	12,388

Total comprehensive income	0	0	0	0	110,304	12,388	122,693

Transaction with owners in their capacity as owners
Appropriations between reserve funds	—	—	156,810	—	-156,810	—	0

Equity at 30 April 2017	418,602	686,325	1,697,461	445,919	165,304	-15,814	3,397,797

Profit for the period	—	—	—	—	100,677	—	100,677
Other comprehensive income	—	—	—	—	—	12,779	12,779

Total comprehensive income	0	0	0	0	100,677	12,779	113,456

Transaction with owners in their capacity as owners
Dividends	—	—	—	—	-55,000	—	-55,000

Equity at 31 December 2017	418,602	686,325	1,697,461	445,919	210,981	-3,035	3,456,253

Adoption of IFRS 9		-2,867					-2,867

Equity at 1 January 2018	418,602	683,458	1,697,461	445,919	210,981	-3,035	3,453,386

Profit for the period	—	—	—	—	67,819	—	67,819
Other comprehensive income	—	—	—	—	—	4,134	4,134

Total comprehensive income	0	0	0	0	67,819	4,134	71,953

Transaction with owners in their capacity as owners
Appropriations between reserve funds	—	—	155,981	—	-155,981	—	0

Equity at 30 April 2018	418,602	683,458	1,853,442	445,919	122,819	1,098	3,525,338

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Nordic Investment Bank	Interim Management Statement January–April 2018

Cash flow statement

EUR 1,000	Jan-Apr 2018*	Jan-Apr 2017*	Jan-Dec 2017
Cash flows from operating activities
Net profit for the period	67,819	110,304	210,981

Adjustments:
Unrealised gains/losses of financial assets held at fair value	-11,465	-28,674	-15,434
ECL non-lending activities	-9
Depreciation and write-down in value of tangible and intangible assets	602	625	1,675
Change in accrued interest and fees (assets)	33,359	51,014	13,308
Change in accrued interest and fees (liabilities)	-30,529	-52,647	-1,783
Net loan losses (ECL lending activities)	231	-7,103	5,378
Adjustment to hedge accounting	7,317	-9,119	5,927
Other adjustments to the period’s profit	3,973	2,918	2,581

Adjustments, total	3,479	-42,988	11,653

Lending
Disbursements of loans	-1,375,697	-781,386	-3,146,630
Repayments of loans	638,062	549,247	1,831,788
Capitalisations, redenominations, index adjustments, etc.	-73	-418	-558
Exchange rate adjustments	200,979	178,124	620,015

Lending, total	-536,729	-54,433	-695,384

Cash flows from operating activities, total	-465,431	12,884	-472,750

Cash flows from investing activities
Placements and debt securities
Purchase of debt securities	-838,844	-949,100	-2,229,069
Sold and matured debt securities	740,896	961,841	2,034,312
Placements with credit institutions	-250	—
Other financial placements		1,332	3,000
Exchange rate adjustments, etc.	14,873	47,809	167,559

Placements and debt securities, total	-83,325	61,882	-24,198

Other items
Acquisition of intangible assets	-869	-1,979	-4,382
Acquisition of tangible assets	-422	-1,136	-5,239
Change in other assets	-8,773	-5,149	-16,461

Other items, total	-10,064	-8,264	-26,082

Cash flows from investing activities, total	-93,389	53,618	-50,280
Cash flows from financing activities
Debts evidenced by certificates
Issues of new debt	3,952,171	2,543,225	5,942,745
Redemptions	-3,767,199	-3,040,611	-3,753,856
Exchange rate adjustments	-329,765	-521,712	-1,990,713

Debts evidenced by certificates, total	-144,793	-1,019,097	198,177

Other items
Long-term placements from credit institutions	-2,900	-3,091	-645
Change in swap receivables	47,352	541,892	1,056,858
Change in swap payables	-101,356	-37,825	256,161
Change in other liabilities	489,366	432	-3,711
Dividend paid	—	—	-55,000

Other items, total	432,461	501,408	1,253,662

Cash flows from financing activities, total	287,669	-517,689	1,451,839

CHANGE IN CASH AND CASH EQUIVALENTS, NET	-271,151	-451,188	928,810

Opening balance for cash and cash equivalents, net	4,073,797	3,144,987	3,144,987

Closing balance for cash and cash equivalents, net	3,802,645	2,693,799	4,073,797

Additional information to the statement of cash flows
Interest income received	130,424	151,267	313,424
Interest expense paid	-52,785	-72,665	-63,576

*	Unaudited figures, to be read in conjunction with NIB’s audited financial statements for 2017.

The cash flow statement has been prepared using the indirect method and cash flow items cannot be directly concluded from the statements of financial positions.

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Nordic Investment Bank	Interim Management Statement January–April 2018

Note 1 - Net interest income

EUR 1,000	Jan-Apr 2018	Jan-Apr 2017	Jan-Dec 2017
Cash and cash equivalents	-4,249	-5,149	-14,125
Placements with credit institutions for more than 6 months	-39	—	-57
Debt securities	19,342	21,661	63,490
Loans outstanding	81,671	83,545	250,412
Other interest income	—	197	395

Total interest income	96,725	100,254	300,116

Short-term amounts owed to credit institutions	567	778	2,183
Long-term amounts owed to credit institutions	31	21	84
Short-term repurchase agreements	197	—	29
Debts evidenced by certificates	-191,633	-186,367	-536,487
Swap contracts and other interest expenses, net	168,583	165,551	472,398

Total interest expense	-22,256	-20,017	-61,793

Net interest income	74,469	80,237	238,323

Note 2 - Net profit on financial operations
EUR 1,000	Jan-Apr 2018	Jan-Apr 2017	Jan-Dec 2017
Financial instruments held at fair value, realised gains and losses	3,049	3,971	4,591
Financial instruments held at fair value, unrealised gains and losses	9,226	26,044	16,191
Financial instruments held at amortised cost, realised gains and losses	—	184	184
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	-7,317	9,119	-5,927
Repurchase of NIB bonds, other items	11	99	2,525

Net profit on financial operations	4,969	39,417	17,563

Note 3 - Adoption of IFRS 9—expected credit loss

IFRS 9 ‘Financial Instruments’ has been issued in phases over a number of years with entities allowed to adopt the various versions of the standard or wait until the final version was published. The first phases covered “classification and measurement” and “hedge accounting”, which the Bank adopted early. In July 2014, the IASB issued the final version of IFRS 9, adding “impairment” and amending previous versions, the most significant amendment being the introduction of a new asset classification: “Fair value through other comprehensive income”.

The Bank adopted IFRS 9 as issued by the IASB in July 2014, on 1 January 2018. As the Bank had earlier adopted the previous versions of IFRS 9, the changes were limited to new rules on impairment and the new asset classification.

Classification and measurement—The new standard introduces a new financial asset classification type: “fair value through other comprehensive income” (FVOCI) for financial assets held in a business model whose objective is to hold assets to collect contractual cash flows and selling financial assets, and the cash flows consist solely payments of principal and interest on the principal amount outstanding (“SPPI”). NIB currently does not record any assets in this asset classification.

Impairment—The new impairment requirements are based on an expected credit loss (ECL) model and replaced the current incurred loss model. The expected credit loss model applies to financial assets recorded at amortised cost or at FVOCI, such as loans, debt securities and most loan commitments and financial guarantee contracts. The Bank is required to recognise an allowance for either 12-month or lifetime ECLs,

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Nordic Investment Bank	Interim Management Statement January–April 2018

depending on whether there has been a significant increase in credit risk since initial recognition. The measurement of ECLs reflects a probability-weighted outcome, the time value of money and the best available forward-looking information. The new model incorporates forward-looking information through the inclusion of macroeconomic factors. Further explanations of inputs, assumptions and techniques used in estimating the ECL will be disclosed in the 2018 annual financial statements. The adoption of the new impairment model resulted in a decrease in equity of EUR 2.9 million on 1 January 2018.

Expected credit loss provision EUR 1,000	Stage 1	Stage 2	Stage 3	Collective & Individual	Total
Balance at 31 December 2017	—	—	—	138,842	138,842
Adoption of IFRS 9	25,224	23,291	93,194	-138,842	2,867

Balance at 1 January 2018	25,224	23,291	93,194	0	141,709
Transfer to Stage 1	137	-137	—	—	0
Transfer to Stage 2	-606	606	—	—	0
Transfer to Stage 3	—	—	—	—	0
New assets originated or purchased	2,232	38	—	—	2,271
Amortisations and repayments	-981	-1,434	—	—	-2,416
Impact of remeasurment on existing assets	2,644	-3,843	1,565	—	367
Foreign exchange adjustments and other changes	—	—	-239	—	-239

Net change in period	3,426	-4,769	1,326	0	-18

Balance at 30 April 2018	28,649	18,522	94,520	0	141,691

Expected credit loss income statement EUR 1,000
Net result on financial operations					9
Net loan losses					-231
Foreign exchange gains and losses					239

Total gain recognised in income statement during period					18

Assets subject to expected credit loss EUR 1,000		Stage 1	Stage 2	Stage 3	Total
Exposure at 1 January 2018		21,792,574	853,192	101,963	22,747,729
Transfer to Stage 1		14,795	-14,795	—	0
Transfer to Stage 2		-18,543	18,543	—	0
Transfer to Stage 3		—	—	—	0
New assets originated or purchased		2,361,074	1,235	—	2,362,309
Amortisations and repayments		-2,178,644	-95,255	—	-2,273,899
Foreign exchange adjustments and other changes		-169,572	-4,728	584	-173,716

Exposure at 30 April 2018		21,801,684	758,192	102,546	22,662,422

Exposure by asset type
Loans outstanding					17,447,620
Loan commitments					2,139,849
Treasury assets at amortised cost					3,074,952

Total exposure at 30 April 2018					22,662,422

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Nordic Investment Bank	Interim Management Statement January–April 2018

Note 4 - Basis of preparation

This unaudited Interim Management Statement is not presented in accordance with IAS 34 Interim Financial Reporting, as this statement excludes a number of disclosures. The accounting policies and methods of computation are largely the same as described in Note 1 to the Financial Report 2017 with the exception of IFRS 9, as described on the previous pages 14 and 15.

Ratio definitions

Equity / total assets =	Total equity at reporting date Total assets at reporting date

Profit / average equity =	Annualised profit for the period Average equity for the period

Cost / income =	Total operating expenses for the period Total operating income for the period

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